NEWS RELEASE 07-31	July 20, 2007

INITIAL DRILLING SHOWS ENCOURAGING COPPER-GOLD RESULTS AT YUKON WERNECKE PROJECT

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) announced today that thick intervals of copper-gold mineralization have been intersected in new widely spaced drilling at its Hoover property in the Wernecke Mountains of north-central Yukon.

These new results, combined with nine historical drill holes completed in the mid-1990’s, suggest Hoover has significant tonnage potential and may form an important deposit component in this emerging mineral district. The most encouraging results to date have returned:

1.	0.56% copper and 0.11 grams per tonne gold over 89 metres, including 0.82% copper and 0.17 grams per tonne gold over 39 metres in HV07-22.

2.	0.86% copper and 0.22 grams per tonne gold over 16 metres in HV07-21.

“These results are an appealing start to this year’s drill program and highlight the growing similarities in styles of mineralization between this poorly understood, underexplored part of Canada and the Olympic Dam district of South Australia” says Dr. Mark O’Dea, Fronteer President and CEO.

The eight widely spaced drill holes (2,400 metres) now completed at Hoover are part of an ongoing 10,000-metre drill program. Hoover remains open for further expansion to the north and south and at depth. In addition to the copper-gold-uranium identified at Hoover, there are other new significant copper, gold and uranium occurrences throughout Fronteer’s 450-square-kilometre Wernecke land package that will be drilled in the 2007 drilling program.

The Wernecke exploration program is operated by Fronteer, and funded pro-rata by the Company (80%) and its joint venture partner Rimfire Minerals Corp (20%).

Hoover drill results returned to date are as follows:

Hole_ID	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/T)
HV07-19	214.80	238.00	23.20	0.39	0.21
and	264.60	313.00	48.40	0.28	0.12
HV07-21	119.00	135.40	16.40	0.86	0.22
and	191.00	214.20	23.20	0.41	0.05
and	273.40	350.00	76.60	0.23	0.11
HV07-22	79.70	168.20	88.50	0.55	0.11
incl	119.00	155.00	39.00	0.82	0.17
HV07-23	20.70	39.10	18.40	0.08	0.01
HV07-24	55.00	67.00	12.00	0.01	0.09
HV07-25	170.00	254.00	84.00	0.12	0.08

For a map showing the distribution of new and historic drilling at Hoover, please follow the link: www.fronteergroup.com/i/IR/Hoover07-31.jpg

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$104 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company with a market value of approximately C$1.0 billion.

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of David Kuran, P. Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. Assays were completed with uranium determinations by ME-MS-61 ICP geochemical analysis with samples returning over 1000 ppm U were then analyzed by U-XRF-10 analysis.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, and size of mineralized zone, size of exploration program and exposure to exploration/development expenditures an drilling involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper, and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.